Exhibit 21.1

Subsidiaries of Sorrento Therapeutics, Inc.

Name	State or Jurisdiction of Incorporation or Organization
Concortis Biosystems, Corp.	Delaware
Ark Animal Health, Inc.	Delaware
TNK Therapeutics, Inc.	Delaware
BioServ Corporation	Delaware
Adnab, Inc.	Delaware
ACEA Therapeutics, Inc.	Cayman Islands
Scilex Holding Company	Delaware
Semnur Pharmaceuticals, Inc.	Delaware
Scilex Pharmaceuticals Inc.	Delaware
Levena Biopharma US, Inc.	Delaware
Levena Suzhou Biopharma Co., Ltd.	People’s Republic of China
Sorrento Therapeutics (Shanghai) Co., Ltd.	People’s Republic of China
Nanjing Levena Biopharma Co. Ltd.	People’s Republic of China
Sorrento Therapeutics, S. de R.L. de C.V.	Mexico
SmartPharm Therapeutics, Inc.	Delaware